EX99.28(d)(15)(ii)

Amendment to Investment Sub-Advisory Agreement
Among Jackson National Asset Management, LLC, PPM America, Inc.,
and Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), PPM America, Inc., a Delaware corporation and registered investment adviser (the “Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Sub-Adviser was appointed to provide certain sub-investment advisory services to the investment portfolio (the “Fund”) of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend Section 3. “Management.” of the Agreement.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend Section 3. “Management.” of the Agreement, as follows:

Delete the fourth paragraph of Section 3. “Management.” and replace it with the following paragraphs:

Except as specifically agreed between the Adviser and the Sub-Adviser, it is understood that the Sub-Adviser is not required to commence or otherwise pursue any claim or litigation on behalf of the Fund.

The Fund and the Adviser have arranged for the identification and processing of class action claims on behalf of the Fund by its custodian or other designated agent, as applicable, during the period of time that the Sub-Adviser acts as an investment adviser for the Fund.  Accordingly, such persons have responsibility for handling such claims, and the Sub-Adviser has no obligation with respect to handling or filing any class action claims on behalf of the Fund, except as may otherwise be specifically requested and agreed upon from time to time. However, without altering the responsibility for handling such claims, the Sub-Adviser shall reasonably cooperate and consult with the Fund, the Adviser, the custodian, or any appointed agent with respect to such claims.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser, the Sub-Adviser, and Trust have caused this Amendment to become effective December 3, 2015.

Jackson National Asset Management, LLC		PPM America, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Mark B. Mandich
Name:	Mark D. Nerud	Name:	Mark B. Mandich
Title:	President and Chief Executive Officer	Title:	Chief Executive Officer

Jackson Variable Series Trust

By:	/s/ Emily J. Bennett
Name:	Emily J. Bennett
Title:	Assistant Secretary